82-1252

Nestlé

02049067

02 AUG -6 AM 11:50

PRESS RELEASE

SUPPL

Nestlé Spurs Growth in its US Frozen Food Business Through Acquisition of High-Margin, High-Growth Company

- **Nestlé will acquire the assets of Chef America, Inc. for USD 2.6 billion in cash.**
- **Chef America is the leading US manufacturer and marketer of frozen hand-held food products under the Hot Pockets, Lean Pockets and Croissant Pockets brand names with a 50% grocery channel market share of this fast growing category. It has achieved a compound annual sales growth rate of above 10 percent from 1996 to 2001 and is on track to grow in excess of 15 percent in 2002.**
- **Peter Brabeck, CEO of Nestlé, stated: "Chef America is an ideal and strategically important complement to our own frozen food activities in the USA, which include Stouffer's and Lean Cuisine. I am very pleased to see Chef America's innovative, high-growth and high-margin business joining us, giving Nestlé the lead in two out of three principal categories in the world's largest frozen food market."**

Vevey, August 6, 2002 – Today, Nestlé S.A. announced that Nestlé Holdings, Inc., a US subsidiary of the Nestlé Group, will acquire the assets of Chef America, Inc., a leading US based frozen foods business for a total of USD 2.6 billion in cash, which includes the assumption of net indebtedness. The tax benefits inherent in the transaction bring the net consideration to approximately USD 2.0 billion.

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Based in Denver, Colorado, Chef America is best known for its frozen hand-held food products that are sold under the Hot Pockets, Lean Pockets and Croissant Pockets brands. The company which is privately-held, is expected to generate sales revenues of USD 720 million for the year ending December 31, 2002. Chef America's profit-level is in the top tier of the US food companies.

The strong growth results mainly from the increased popularity of its products, which satisfy the changing eating habits of American consumers (greater convenience, eating on the go, trend towards smaller and more frequent meals). Founded in 1977, Chef America is one of the largest and fastest growing privately held food companies in the United States and the fifth-largest manufacturer of frozen prepared foods.

Combining Chef America with Nestlé's US Prepared Foods Division will produce incremental revenue from increased sales into the US-foodservice channel and in international markets.

The transaction is subject to regulatory approvals and is expected to be completed within 60 days from the date of announcement.

Contacts:

Media:	*François-Xavier Perroud*	*Tel.: +41-21-924 2596*
Investors:	*Roddy Child-Villiers*	*Tel.: +41-21-924 3622*